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                 [ UNIVERSAL AUTOMOTIVE INDUSTRIES LETTERHEAD ]






                                 March 13, 2002


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Universal Automotive Industries, Inc.
                  File No.:  333-81476

Ladies and Gentlemen:

         Universal Automotive Industries, Inc. (the "Company") hereby requests the withdrawal of the above referenced Form S-3 registration statement filed with the Securities and Exchange Commission on January 28, 2002. The reason for this request is that the Company was attempting to do a shelf registration of securities which were not yet outstanding at the time of registration. The staff has informed us that a Form S-3 registration statement is not available under such circumstances.

         The Company has under consideration the preparation of a Form S-1 registration statement for a shelf registration, but has not finalized its decision on this matter. None of the securities which were the subject of the Form S-3 registration statement were sold.


                                 Very truly yours,

                                 UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.



                                 By:      /s/ Arvin Scott
                                        ----------------------------------------
                                        Chief Executive Officer and President